FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, KS 66210

May 3, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:           Flint Telecom Group, Inc.
Registration Statement on Form S-1
Amendment No. 3 Filed March 24, 2011
File No.: 333-171812

Dear Mr. Spirgel:

By a letter dated April 22, 2011, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Flint Telecom Group, Inc. (“Flint” or the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on March 24, 2011 (the “Registration Statement”).  Set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Use of Proceeds, page 16

1. We note your response to our prior comment one from our letter dated March 30, 2011.  When you file your next amendment please reconcile the figures for the expenses of this offering disclosed on this page  with those contained on page 49.

RESPONSE: The Company has reconciled the figures for the expenses of this offering; the corrected figures are presented in Amendment No. 4 to the Registration Statement filed on pages16 and 49.

Unaudited Pro Forma Combined Financial Information June 30, 2010 and September 30, 2010, page F-115

2. We note your response to comment two from our letter dated March 30, 2011.  You still have not explained to us how you valued your Series H Convertible Preferred Stock.  Please note that you should explain in detail how you determined the fair value of the issuance. Refer to ASC 805-30-30-7.  In other words, tell us why you and the sellers (Ingedigit International, Inc. and Gotham Ingedigit Financial Processing Corp.) believed that your Series H Convertible Preferred Stock had a fair value of $6,000,000 at issuance.  Generally, if there is no quoted market price available to determine the fair value of the preferred shares, then the fair value of the acquired enterprise should be used to determine the fair value of the convertible instruments if it is more reliably measurable.  Based on your response, it does not appear that you have reliably measured the fair value of the acquired entity.  Recent issuances of similar convertible preferred shares for cash to parties that have only a creditor/investor relationship with you may provide the best evidence of fair value of the convertible instruments.  If neither source provides reliable information, the fair value of the convertible instruments should be deemed to be no less than the fair value of the equity shares into which they can be converted.  Tell us whether you consulted an independent valuation specialist to determine the fair value.

RESPONSE: Valuation Calculation:

Pursuant to ASC 470-20-30-25: All of the following guidelines for determining the fair value of convertible instruments shall be used:
a. If the fair value of the goods or services received is reliably determinable, and the issuer has not recently issued similar convertible instruments, the fair value of the goods or services shall be used to measure the transaction.
b. Recent issuances of similar convertible instruments for cash to parties that only have an investor relationship with the issuer may provide the best evidence of fair value of the convertible instrument.
c. If reliable information under (a) or (b) is not available, the fair value of the convertible instrument shall be deemed to be no less than the fair value of the equity shares into which it can be converted.

Reliable information under (a) or (b) was not available, so we used (c) to determine fair value of the Series H Convertible Preferred Stock.  The fair value of the common stock into which the Series H Convertible Preferred Stock can be converted is $10.00 for each preferred share, which is the per share cash value.

The consideration for the acquisition was in the form of 600,000 shares Series H Convertible Preferred Stock. Each preferred share has a conversion value (referred to in our SEC filings as the “liquidation value”) of $10.00 of common stock for each preferred share owned. Thus representing an aggregate value of $6 million in common stock when converted.

Each share of Series H is convertible, at the holder’s discretion, on or after a period of twelve months from the closing date into common stock at a fixed discount of 25% to the Market Price.  Market Price is defined as the average closing price per share over the twenty trading days prior to the date of conversion. The closing price for our common stock on October 25, 2010 was $0.118 (Post 1/14/2011 1:20 Split). The applicable conversion price for the Series H preferred stock at the transaction date was $0.0885 representing 67,796,610 common shares on the transaction date.

Given the discount applicable on conversion we applied a Beneficial Conversion Feature costs under FASB ASC 430-20 in the 10Q for period ending December 31, 2010 as outlined in our previous response.

We did not consult an independent valuation specialist to determine the fair value.

3. We note your response to our prior comment three from our letter dated March 30, 2011. When you file your next amendment please revise your legality opinion to indicate that the opinion opines upon Nevada law including the Nevada Constitution,, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

 RESPONSE: We have reviewed our legality opinion and our outside counsel has added that its opinion opines upon Nevada law including the Nevada Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.  A revised legal opinion has been included as Exhibit 5.1 in our Amendment No. 4 to the Registration Statement filed herewith.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vincent Browne
Vincent Browne
Chief Executive Officer and Principal Accounting Officer